Exhibit: 99.20

RNS Number : 6627G

Unilever PLC

27 July 2021

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)Volume(s)£40.8589918,350
e)	Aggregated information - Volume - Total	18,350 £749,762.47
f)	Date of the transaction	2021-07-27
g)	Place of the transaction	London Stock Exchange - XLON